UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

          ADVANCED REMOTE COMMUNICATION SOLUTIONS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   00759N 10 2
                                 (CUSIP Number)

                               Norman Smith, Esq.
                         Solomon Ward Seidenwurm & Smith
                    401 B Street, Suite 1200
              San Diego, CA 92101  (619) 231-0303
(Name, Address and Telephone Number of Person Authorized to Rece ive Notices and Communications)

                                 January 2, 2001
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement 0. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                  SCHEDULE 13D
CUSIP  No. 00759N 10 2                             Page  2  of  4
Pages

1.   Name of Reporting Person - Michael Silverman
     S.S.  or I.R.S. Identification No. of Above Person

2.   Check   the  Appropriate  Box  if  a  Member  of  a   Group*
     (a)                                (b)

     N/A

3.   SEC Use Only

4.   Source of Funds*


5.   Check  Box  if Disclosure of Legal Proceedings  is  Required
     Pursuant to Items 2(d) or 2(E)
     N/A

6.   Citizenship or Place of Organization
     U.S.

              NUMBER OF SHARES BENEFICIALLY OWNED
                          BY EACH REPORTING PERSON WITH

7.   Sole Voting Power
     3,508,837

8.   Shared Voting Power

9.   Sole Dispositive Power
     3,508,837

10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,508,837 shares

12.  Check  Box  if  the  Aggregate Amount in Row  (11)  Excludes
     Certain Shares*
     N/A

13.  Percent of Class Represented by Amount in Row (11)
     16.6%

14.  Type of Reporting Person*
     IN
             *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                                  Page 3 of 4

         ATTACHMENT TO AMENDMENT NO. 10 TO SCHEDULE 13D

Item 1.   Security and Issuer.

     This Amendment No. 10 to Schedule 13D ("Amendment") relates to shares of the common stock of Advanced Remote Communication Solutions, Inc., a California corporation, whose principal executive offices are located at 10675 Sorrento Valley Road, Suite 200, San Diego, California 92121.

Item 5.    Interest in Securities of the Issuer.

     (a) As of the date of this Amendment, the number and percentage of the class of securities identified pursuant to Item 1 above held by the reporting person is 3,508,837 shares, which represents 16.6 percent of the outstanding shares of the class.

     (b) The reporting person has the sole power to vote and the sole power to dispose of all of such shares.

     (c) For the sixty days prior to the event requiring filing of the Schedule 13D/A, the reporting person has made the following transactions in the shares:

     Date      Number of Shares Sold         Price per share

    02-16-00             24,600 (gift)                 n/a
    06-21-00              3,000 (gift)                 n/a
    10-16-00            260,000 (gift)                 n/a

         (d)  Not applicable.

     (e)  Not applicable.

                                                  Page 4 of 4

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 02, 2001



/S/ MICHAEL SILVERMAN
Michael Silverman